FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐          No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NBG Group	Results FY-2013

NBG Group: Full-Year Results 2013

Business performance:

•                  Net profit for full-year 2013: €809 million for the Group, vs. losses of €2,140 million in 2012.

•                  Positive performance in terms of net profit qoq at €547 million, reflecting clear improvement in the domestic economic climate.

•                  Profit before provisions grew 50% on an annual basis, to €1,551 million. The provision charge stood at €1,627 million vs. €2,532 million in 2012, down by 36% on 2012, as new loan impairments wane.

Profitability of subsidiaries:

•                  Particularly strong input from the Group’s Turkish franchise, Finansbank, posting net profit of €439 million, down by only 9% on a constant currency basis, despite the difficult conditions prevailing in the local market in the second half of 2013.

•                  Positive input also from the Group’s SE Europe businesses, posting net profit of €32 million in 2013, vs. losses of €65 million in 2012.

Asset quality and provisions:

•                  New loan delinquencies in Greece declined further to €332 million, thereby posting deceleration over five consecutive quarters. New NPLs for full-year 2013 down by 57% yoy.

•                  The ratio of 90+ dpds stood at 22.5% for the Group and 27.4% for the domestic loan book, up by only 30 basis points in Q4.

•                  The Group and the Bank maintain a strong coverage ratio at 56%, up by 3 percentage points yoy, the highest among its peers.

Reducing costs:

•                  Operating costs in Greece reduced by 5% and in SE Europe by 4% yoy. Substantial 8% reduction in staff expenses in Greece, backed by the implementation of a new Collective Labour Agreement in H2.2013.

•                  Cumulative 22% decline in domestic operating costs since 2009, reflecting mainly a 25% reduction in staff expenses over the same period. A further substantial reduction will be posted as a result of the highly successful early retirement scheme in which over 2,500 Bank staff participated, the cost of which was incorporated fully into the Q4.2013 results.

Capital adequacy:	• Pro-forma Core Tier I stands at 11.2%.

Improving liquidity:

•                  Significant yoy growth in the Group’s deposit base from all the Group’s regions of business: Greece +12%, SE Europe +9%, Finansbank +16%.

•                  Rapid reduction in the cost of deposits due to the repricing of time deposits.

•                  Significant reduction in Eurosystem funding by €1.5 billion in Q4.2013, and by a further €1.7 billion in 2014, amounting to 11% of Group assets.

•                  The loan-to-deposit ratio in Greece stands at 90% vs. 101% at the end of 2012. At Group level, the corresponding ratio stood at 97%, vs. 108% in December 2012.

BlackRock exercise:

•                  Far lower credit loss projections in NBG’s domestic loan book for the period covered by the stress tests compared with the other systemic banks, amounting to €8.7 billion and covered 74% by provisions.

•                  Net credit loss projections after accumulated provisions at €2.3 billion, to be easily absorbed by new provisions, given the current domestic provisioning policy of €1.2 billion (FY.13).

•                  Within the space of just one year, Group pre-provision profit of €1.55 billion in 2013 exceeded the BoG estimated capital generation for the three-year horizon of the exercise.

•                  The capital needs calculated on the basis of the stress tests will be met within a reasonable timeframe, without a share capital increase.

The rapidly improving trend in economic performance indicators points to an imminent return to positive growth for the Greek economy after the harsh six-year recession. The driving force is the ongoing improvement in the business sector. NBG is at the forefront of this endeavour, providing credit expansion to creative, innovative and export-oriented firms, thus supporting economic activity.

It is notable that 2013 proved to be a year of positive profits for NBG in terms of operating income and net profit for the Group on both the domestic and international fronts. The steadily improving economic climate in Greece led to lower sovereign risk, and a continuing deceleration in the creation of +90 dpd formation, resulting in only a marginal deterioration in the NPL ratio in the fourth quarter of the year. Furthermore, the results of the BlackRock exercise have affirmed the market-leading position of NBG in respect to it having the lowest share of potential losses in the domestic loan book.

Our international operations posted a particularly good performance in 2013, with our SE Europe franchises returning to profitability and Finansbank exhibiting remarkable resilience in the face of adverse conditions in Turkey, contributing significantly to profitability. One of our key strategic objectives for the years ahead is to maintain sustainable long-term core profitability. Our 2013 business results provide strong evidence of our ability to do this.

The NBG Group will continue to take steps to strengthen its capital through a series of actions aiming to cover the capital needs defined by the Bank of Greece. At the same time, with improving economic conditions, and backed by substantial liquidity, a defensive loan portfolio, and sustainable organic profitability, NBG will deliver on its long-standing role as a critical component for growth of the Greek economy, as well as a pillar of support for the business sector.

Athens, 20 March 2014

Alexandros Tourkolias

Chief Executive Officer

Group net profit for full-year 2013 amounted to €809 million vs. substantial losses of €2,140 million in 2012. This achievement was due in part to the improvement in the domestic economic climate that helped new NPL creation to slow, the write-back of provisions against claims on the Hellenic Republic in 2012, and the elimination of the high trading losses of the previous year. The contribution by Finansbank was particularly strong, as it reported a net profit of €439 million, despite the adverse circumstances prevailing in the Turkish market in H2.2013, while the Group’s SE Europe subsidiaries (1) posted profits of €32 million, vs. losses of €65 million in 2012. In Q4.2013, the Group posted net profits of €547 million.

Group net interest income in Q4 continued to improve both in Greece (up 5%) and SE Europe (up 6%), while displaying high resilience in Turkey (down 1% on a local currency basis).

Group operating expenses appeared to stabilize (up by 1% yoy), as cost cutting continued in Greece and SE Europe, offsetting the rise in expenditure in the developing Turkish market (93 new Finansbank branches were opened in 2013). In particular, staff expenses in Greece fell by 8% yoy, backed by the implementation of the new collective labour agreement effective as of 1.7.2013. Overall, expenses in Greece posted a 5% reduction. Reductions in operating expenses were also continued in SE Europe (down 4% yoy), despite the significantly higher inflation experienced in the region.

With respect to the quality of the Group’s loan book, it is particularly encouraging that the slowdown in new loan delinquencies in Greece has gained further momentum, while in Q4.2013 debt recovery in SE Europe amounted to €47 million. Specifically, new delinquencies at Group level totalled €1.5 billion, down by 57% yoy, as compared with 2012 at the peak of the crisis when they topped €3.6 billion. As a result, at Group level, provisions were reduced to €1,627 million, down by 36%, compared with €2,532 million a year earlier. That said, the Group and the Bank improved provision coverage levels to 56% vs. 54% a year earlier, the highest level in the market. In addition, the 90+ dpd Group loan ratio stood at 22.5% at the end of December 2013, vs. 19.0% a year earlier.

Ongoing improvement in liquidity is another positive development. Specifically, the growth in Group deposits has led to an improvement in the liquidity ratio (loans-to-deposits) to 97% vs.108% in December 2012.  In Greece the loan-to-deposit ratio stood at 90% — improved by 11 pps yoy — thereby placing NBG comfortably in the best position in the domestic market in terms of liquidity. This development comprises tangible evidence of NBG’s solid liquidity position and its improved ability to channel funding for the growth of the Greek economy. It is worth noting that the corresponding ratio for SE Europe, which stood at 99% (an improvement of 14 pps yoy), is low relative to peers in the same markets, while it has decreased by half when compared with pre-crisis levels. In Turkey, deposit growth of 16% yoy exceeded loan growth (up 13% yoy), while there was also a significant improvement in the deposit mix due to the higher share of low-cost sight deposits, which grew by 65% yoy.

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

As regards capital adequacy, the Group’s Core Tier I ratio stood at 10.3%, while if the changes introduced into the methodology for calculating Finansbank’s Risk Weighted Assets and the benefit to be derived from the agreement to sell Astir Palace Vouliagmeni are taken into account, the ratio stood at 11.2%. The CAR was also affected to a small degree (24 bps in Q4.2013) by unrealized FX losses deriving from the Turkish lira. The CAR was boosted by the positive profitability in 2013, the modest capital strengthening provided by the new acquisitions of FBB and Probank, as well as the benefit derived from the sale of NBG Pangaea REIC.

As regards the results of the diagnostic tests carried out by BlackRock, which was assigned with the task of estimating credit losses in the loan book, it is worth pointing out that NBG displays much lower credit loss projections (CLPs) for the period covered by the exercise than the other systemic banks. Specifically, according to BlackRock estimates,  CLPs in the domestic loan book for the period June 2013 to December 2016 total €8.7 billion, while taking into account the already existing provision stock which provides coverage of 74%, net credit losses projections amount to just €2.3 billion until 2016. It is worth noting that the current rate of provision formation for domestic credit losses amounts to €1.2 billion on an annual basis (2013).

As regards the BoG-estimated capital generation of NBG which was calculated at €1.45 billion for the three years through 2016,  the NBG Group succeeded in 2013 — a year of recession in Greece and of significant headwinds in Turkey — in posting pre provision profit of €1.55 billion, thereby covering the estimated gap in the course of just one year.

NBG management has announced its intention to meet the BoG estimated capital requirements of €2.2 billion within a reasonable timeframe, without arranging a share capital increase.

Greece: Signs of stabilization reverse the high losses of the previous year

In 2013, net profit from domestic business totalled €341 million, against losses of €2,724 million in 2012. The main contributors to this performance were:

i)                 41% growth in operating income to €1,758 million, vs. €1,250 million in 2012;

ii)              the contraction of operating expenses by 5% yoy (adjusted for first-time FBB and Probank consolidation, one-off integration costs and exceptional taxes, the real reduction stood at 8%);

iii)           the drastic reduction in trading losses (losses of €41 million vs. losses of €615 million in 2012);

iv)          the 41% reduction in provisions for loan impairments (or €0.84  billion yoy) to €1,185 million, as a result of the significantly slower growth in new loan delinquencies in 2013;

v)             the write-back of provisions against claims on the Hellenic Republic and other extraordinary provisions, due to the improved spreads on Greek government bonds, which contributed a cumulative €0.95 billion on an annual basis.

The improvement in net interest income (NII) for the fourth consecutive quarter (up 5% qoq) was a result of the repricing — still ongoing — of time deposits and the reduced cost of Eurosystem funding.

Reductions in operating expenses in 2013 topped 8% (excluding the impact of the mergers), while staff expenses fell correspondingly by 12%. The cost of the broad voluntary retirement scheme, in which more than 2,500 employees participated, was incorporated into the Q4 results and is expected to deliver a yoy benefit of €155 million or 20% of its cost in 2014.

Retail deposits increased by 14% yoy, posting stabilization in Q4. The growth in deposits in 2013 reflects renewed confidence of depositors in NBG and the Greek banking system more generally. Specifically, time deposit accounts posted an impressive increase of 23% yoy, while sight and savings accounts rose by the same percentage. It is notable that the improvement in the deposit base was achieved alongside the significant de-escalation of deposit rates.

Lending, before deduction of provisions, decreased by 4% yoy to €46.5 billion. Deleveraging of the retail portfolio continued, while the balance of business loans rose by 2% in Q4, as the economic climate in Greece gradually began to improve.

NBG’s loan-to-deposit ratio stood at 90% in December 2013 vs. 101% a year earlier. In Q4.2013, funding from the Eurosystem was reduced further by €1.5 billion, and by another €1.7 billion since the beginning of 2014.

New +90 dpd loan delinquencies continued their downward trend in Q4 to €332 million (-13% qoq), while new NPLs for full-year 2013 stood at €1.5 billion, down by 57% yoy. Accordingly, provisions for loan impairments decreased by 41% yoy, while the coverage ratio increased by 290 bps yoy (and by 110 bps qoq) to 56%. The +90 dpd loan ratio stood at 27.4%, compared with 27.1% in Q3.2013.

Finansbank: Profit after taxes at TL1.1 billion, down by just 9%

Despite the adverse backdrop in Turkey in H2.2013, the net profit of Finansbank fell by just 9% yoy to TL1,106 million (€439 million on a constant currency basis). This reveals the high resilience of the business model of Finansbank and holds out the promise of a positive performance for 2014.

Net operating income presented strong resilience (up 11% yoy, unchanged qoq), despite the changes in the regulatory framework for the country’s banking sector and the increase in interest rates. This strong performance was achieved thanks to an 11% improvement in net interest income and a 9% increase in fees and commission over the course of the year. In Q4, net interest margin was under considerable pressure, mainly because of regulatory caps and the increase in the reference rates in Turkey. Nevertheless, NII stood at the high level of 556 bps.

The efficiency ratio (cost/income) stood at 50%, incorporating the rise in expenses relating to the rapid network expansion (93 new units were opened in 2013) and the increase in staff by 2,000 employees, as well as the relatively high level of inflation in the country.

Finansbank’s total lending amounted to TL48.0 billion (€16.2 billion), up 13% yoy, which was covered in full by the increase in deposits.  As a result of the change in strategy — with a greater focus on SMEs since early 2013 — the retail portfolio grew by 4% yoy to TL26.0 billion, while the business banking portfolio grew by 26% yoy to TL22.0 billion.

Finansbank’s deposits grew by 16% to TL37.3 billion (€12.6 billion), with low-cost sight deposits (up 65% yoy) comprising a growing proportion of total deposits (15% in December 2013 vs. 10% a year earlier).

The +90 dpd loan ratio stood at 6.1% vs. 5.5% in December 2012. As it applied a conservative provisioning policy, Finansbank’s provisions in 2013 reached TL844 million (up by 38% yoy). The NPL coverage ratio stood at 68%.

The capital adequacy ratio (CAR) reached 17.2%, the highest among its peers. It should be noted that, compared with other Turkish banks, Finansbank has by far the lowest exposure to government bonds.

SE Europe(1): Back to profitability after stabilization of provisions for credit risk

In 2013, the Group’s businesses in SE Europe posted net profits of €32 million, in contrast to the negative results of €65 million in 2012. A key contributing factor to this positive result was the stabilization in the growth rate of NPLs, reflecting the normalization of economic activity in the region, as well as improved loan recoveries, especially in Q4, which led to a 54% reduction in provisioning levels yoy. In addition, net interest income continued to rebound in Q4, up by 6% qoq.

Furthermore, the policy to reduce operating costs continued, delivering an annual reduction of 4% yoy.

The liquidity ratio improved further as deposits increased by 9% yoy (to €5.5 billion). We note that the improved liquidity of subsidiaries throughout the duration of the financial crisis eliminated the gap between lending and deposits, thereby enabling deposits to more than cover net lending by €58 million by the end of 2013, compared with a gap of €680 million just one year earlier and €1.52 billion in December 2011. As a result of the elimination of the funding gap and the ongoing deleveraging of the loan book, the loan-to-deposit ratio stood at 99% at the end of 2013, compared with 113% a year earlier and 200% before the crisis.

Total lending declined by 4% to €6.2 billion vs. €6.5 billion at the end of December 2012.

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

The quality of the loan book improved as new NPLs in Q4 stood at zero levels, thus enabling reduction in the cost of risk to 90 bps. The +90 dpd loan ratio fell for the first time since the beginning of the crisis, reaching 23.9% in December 2013 (down by 50 bps qoq), as a result of loan collections totalling €47 million. The NPL coverage ratio increased to 52% vs. 49% at the end of December 2012.

Annex

(€ millions)	Q4.2013	2013	2012	Annual Δ
Profit & loss
Group net profit	547	809	-2 140	—
Greece	504	341	-2 724	—
Turkey	27	439	668	-34%
SE Europe(1)	15	32	-65	—

Core revenues
Group	929	3 755	3 991	-6%
Greece	448	1 663	1 879	-11%
Turkey	378	1 700	1 710	-1%
SE Europe(1)	87	331	333	-1%

Operating expenses
Group	638	2 354	2 336	+1%
Greece	326	1 236	1 299	-5%
Turkey	246	861	765	+13%
SE Europe(1)	55	218	228	-4%

Balance Sheet
Total assets	110 930	110 930	104 798	+6%
Loans	70 140	70 140	70 509	-1%
Deposits	62 876	62 876	58 722	+7%

Ratios
Core Tier I (pro forma)	11.2%	11.2%	—	—
Loans : Deposits	97%	97%	108%	-11	pp
Net interest margin (bps)	326	340	374	-34	bps

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: March 20th, 2014

Chief Executive Officer